Jeffrey Schultz | 212 692 6732 | jschultz@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

August 31, 2012

Via EDGAR and by Federal Express

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morria Biopharmaceuticals PLC
Registration Statement on Form 20-F
Originally Filed on August 8, 2012
File No. 000-54749

Ladies and Gentleman:

On behalf of Morria Biopharmaceuticals PLC (the “Company”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 2 to the Company’s Registration Statement on Form 20-FR12G (the “Amendment”), as initially filed with the Commission on June 28, 2012 and as amended by Amendment No. 1 on August 8, 2012 and subsequently withdrawn on August 24, 2012. We are also delivering five clean and marked complete courtesy copies of the Amendment to the attention of Scot Foley, Esq.

Set forth below are the Company’s responses to the Commission’s comments provided by a letter (the “Comment Letter”) dated August 21, 2012, from the staff at the Commission (the “Staff”). The Company’s responses are numbered to correspond to the comments, as set forth in the Comment Letter, which, for convenience, we have incorporated into this response letter.

Item 3. Key Information

D.	Risk Factors, page 5

“We will require additional capital to fund our operations, and if we are unable to obtain such capital, we will be unable to successfully develop and commercialize our product candidates,” page 6

1.	We note your response to prior comment 7. It is unclear from your disclosure how you believe you can execute your operating plan for the fiscal year, which you estimate to cost $1.7 million, without additional funding when the balance of your cash and investment securities is currently $280,000. Please clarify and/or revise this disclosure both here and on page 45.

Response: We have revised the disclosure on pages 6 and 45 of the Amendment in response to the Staff’s comment.

“Our product candidates are still in the early stages of development and remain subject to clinical testing and regulatory approval…,” page 10

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | Washington | New York | Stamford | Los Angeles | Palo Alto | San Diego | London

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 31, 2012 Page 2

2.	We note your response to prior comment 9. Based on your disclosure on pages 41 and 51, please expand your disclosure in this risk factor to disclose that the clinical trials you have performed to date for MRX-6 were not conducted in the United States, were not compliant with either ICH or FDA regulations, and that you are required to complete a new clinical trial that will be acceptable to the FDA in order to advance this product candidate’s development.

Response: We have expanded the disclosure in this risk factor to provide that MRX-6 is currently being conducted as an academic study, which is neither FDA- nor ICH-compliant, and that the Company is required to execute another clinical trial that will be either FDA compliant or ICH-compliant (and, thus, FDA-compliant), in order to advance this product candidate’s development. Please see page 10 of the Amendment.

“U.S. investors may not be able to enforce their civil liabilities against our company or our directors, controlling persons and officers,” page 35

3.	Please consider including discussion of the availability of a treaty or reciprocity between the U.S. and the United Kingdom.

Response: We have revised the disclosure in response to the Staff’s comment. Please see page 35 of the Amendment.

Item 4. Information on the Company

B.	Business Overview

Product Candidates, page 41

4.	We note your response to prior comment 20. Please include both in this discussion and in your related disclosure on page 50 a brief description of the ICH and the reasons why clinical trials conducted according to its rules are acceptable to the FDA. Please also disclose the circumstances in which foreign clinical trials can be used to support an IND, including if: (a) they are performed in accordance with good clinical practice, including review and approval by an independent ethics committee and informed consent from subjects, and (b) the FDA is able to validate the data from the study through an onsite inspection, if necessary.

Response: We have revised the disclosure on page 50 of the Amendment as set forth below to briefly describe the ICH and the reasons why clinical trials conducted subject to its guidelines are acceptable to the FDA and to describe that foreign clinical trials can be used to support an IND, including if they are performed in accordance with good clinical practice, including review and approval by an independent ethics committee and informed consent from subjects, and the FDA is able to validate the data from the study through an onsite inspection, if necessary.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 31, 2012 Page 3

Beginning in 1990, the FDA and corresponding regulatory agencies of the EU and Japan commenced discussions to develop harmonized standards for preclinical and clinical studies and the format and content of applications for new drug approvals through a process known as the International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use (ICH). Data from multinational studies adhering to ICH- Good Clinical Practice (GCP) are now generally acceptable to the FDA and regulators in Australia, Canada, the EU, Japan and Latin American countries and the World Health Organization (WHO). GCP is a standard for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials in a way that provides assurance that the data are credible and accurate and that the rights, safety, and well-being of trial subjects are protected. Compliance with this standard provides public assurance that the rights, safety and well-being of trial subjects are protected, consistent with the principles that have their origin in the Declaration of Helsinki, and that the clinical trial data are credible. GCP includes review and approval (or provision of a favorable opinion) by an independent ethics committee, or IEC, before initiating a study, continuing review of an ongoing study by an IEC, and obtaining and documenting the freely given informed consent of the subject (or a subject's legally authorized representative, if the subject is unable to provide informed consent) before initiating a study. The FDA enforces these GCP guidelines through periodic onsite inspections of trial sponsors, principal investigators, CRO trial sites, laboratories, and any entity having to do with the completion of the study protocol and processing of data.

The MRX-4 clinical trial was a non-IND foreign study performed in accordance with ICH GCP standards, including review and approval by an independent ethics committee and the obtaining of the informed consent from its subjects in compliance with the requirements in the FDA’s regulations. Moreover, the FDA is able to validate the data from the study through onsite inspection of the clinical site, if necessary.

Scientific Background to Inflammation and Our Product Candidates, page 45

5.	We note your response to prior comment 22. You state that the role of PLA2 in inflammatory diseases has been “universally” accepted in the scientific community. Please provide the factual basis for this assertion, particularly in light of your next sentence claiming that this role has become “increasingly better understood” since the 1980s, which calls into question the universality of its acceptance.

Response: We have revised the disclosure in response to the Staff’s comment and included references to certain scholarly articles and textbooks on the subject. Please see page 45 of the Amendment.

6.	You state that your principal shareholder’s work in this field has been “generally” accepted by his peers. To the extent that you are aware of any dissents in the scientific community relating to his conclusions, please describe them here and note, if applicable, where these dissents have been published.

Response: We have revised the disclosure in response to the Staff’s comment to reflect that Professor Yedgar’s work has been “widely” accepted by his peers, as evidenced by the publication of his work in this area in various peer-reviewed publications cited in the Amendment. Please see page 45 of the Amendment.

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7.	If your principal shareholder or any of your other affiliates were engaged in any of the clinical programs using PLA2 indicators that were launched in the 1990s, please revise your disclosure to state this.

Response: Neither the Company’s principal shareholder nor any of its other affiliates were engaged in any of the clinical programs using PLA2 indicators that were launched in the 1990s. Accordingly, we have not revised the disclosure.

Item 6. Directors, Senior Management and Employees

B.	Compensation

Employment and Consulting Agreements, page 83

8.	Please expand your discussion of your agreements with Prof. Saul Yedgar to disclose that you also entered into a director agreement on February 21, 2005, which is filed as Exhibit 4.13.

Response: We have revised the disclosure to include a description of the director agreement with Professor Yedgar dated February 21, 2005. Please see pages 82 and 84 of the Amendment.

9.	You disclose that you entered into a consulting agreement with Dr. Joseph Bondi effective June 1, 2007. Based on the agreement filed as Exhibit 4.19, it appears that this was an employment agreement. Please revise your filing for this inconsistency. Alternatively, please provide us with an analysis that supports your conclusion that this was a consulting agreement rather than an employment agreement.

Response: Dr. Bondi is an independent contractor who provides consulting services to other businesses in addition to the Company and holds himself out to the general public to provide similar services. The Company does not mandate that Dr. Bondi provide services exclusively to the Company. Dr. Bondi consults on matters relating to the chemistry, manufacturing and controls of the Company’s products. The Company only has the right to control or direct the result of the work performed by Dr. Bondi and not what will be done and how it will be accomplished in the development of the Company’s products. Dr. Bondi is also free to choose when and where to perform the services he provides and is permitted to select appropriate third-party vendors to assist him in providing the services. Dr. Bondi has and will continue to receive a Form 1099 for income tax reporting purposes. The Company does not pay for any overhead costs incurred by Dr. Bondi or expenses he may incur unrelated to the performance of his services The Executive Service Agreement between Dr. Bondi and the Company was written in accordance with English Law, and despite certain terms in the agreement, was intended to be an independent contractor /relationship and not an employment agreement. Dr. Bondi has further acknowledged to the Company that this is his understanding as well.

The Company proposes to amend the Executive Service Agreement to reflect the above-mentioned independent contractor relationship and will file an amended agreement as soon as practical.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 31, 2012 Page 5

Item 7. Major Shareholders and Related Party Transactions

B. Related Party Transactions, page 89

10.	We have reviewed your response to prior comment 32. Based on your disclosure on pages 102-104, it appears that your agreements with Yissum are related party agreements. Please expand your disclosure in this section to provide a brief summary of the related party transactions with Yissum. Alternatively, please provide us with an analysis that supports your conclusion your agreements with Yissum are not related party transactions.

Response: The Company does not believe that the agreements with Yissum are related party agreements since Professor Yedgar is merely a Professor Emeritus and heads a research lab at Yissum and has no management position, voting power or other significant influence with respect to Yissum. Further, Yissum currently beneficially owns only approximately 3.7% of the Company’s ordinary shares.  Accordingly, since Yissum is not an entity that controls or is controlled by, or is under common control with, the Company, we have not included the agreements with Yissum under “Related Party Transactions.” We have added further disclosure on pages 54 and 103 of the Amendment in support of this analysis.

Item 10. Additional Information

E. Taxation

Information reporting and backup withholding, page 111

11.	Please include a description of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Response: We have revised the disclosure on page 112 of the Amendment to include a description of the requirements of the Hiring Incentives to Restore Employment Act of 2010.

Item 11. Quantitative and Qualitative Disclosures About Risk

D. American Depositary Shares, page 114

12.	Please update this section as follows:

•	Make clear the timelines for notices of meetings and shareholder voting and make clear whether shareholders or the depositary has the option of voting electronically or by mail;

•	We note your disclosure under “Fees and Charges, page 118” that ADS holders may be charged for “other regulatory requirements.” Please make clear, here or elsewhere, the requirements being referenced, particularly as distinguished from the taxes, fees, and expenses already specified here or elsewhere. Supplementally, tell us whether ordinary shareholders are also subject to such expenses; and

•	Your discussion of pre-released ADSs should make clear whether the depositary may pre-release amounts above the 30% threshold and why.

Response: We have revised the disclosure in response to the Staff’s comment. Please see pages 117, 118 and 122 of the Amendment. The Company supplementally advises the Commission that the Company’s ordinary shareholders are not subject to such expenses except potentially for those described under “United Kingdom tax considerations - U.K. Stamp Duty and Stamp Duty Reserve Tax (SDRT).”

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Item 19. Exhibits, page 126

13.	Please revise your exhibit index for Exhibit 4.18 to reference May 25, 2011 rather than February 21, 2005.

Response: We have revised the exhibit index for Exhibit 4.18 to reference May 25, 2011 rather than February 21, 2005. Please see page 127 of the Amendment.

14.	We have reviewed your response to prior comment 36. The current version of the security agreement filed as Exhibit 4.30 does not contain complete schedules to the agreement. Please file a complete copy of the executed version of the security agreement currently filed as Exhibit 4.30.

Response: We have filed a complete copy of the executed version of the security agreement, which now includes complete schedules (other than account numbers which have been redacted).

*     *     *

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6732 with any comments or questions and please send a copy of any written comments to this response to:

Jeffrey P. Schultz, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. Securities and Exchange Commission August 31, 2012 Page 7

Very truly yours,

/s/ Jeffrey P. Schultz
Jeffrey P. Schultz

cc:	Jeffrey Riedler, Esq. Assistant Director (Securities and Exchange Commission)
Mark S. Cohen, Esq., Executive Chairman (Morria Biopharmaceuticals PLC)
Dr. Yuval Cohen, President (Morria Biopharmaceuticals PLC)
Dov Elefant, CFO (Morria Biopharmaceuticals PLC)